

Suite 500, 850 – 2nd Street S. W.
Calgary, Alberta, T2P 0R8
Tel: (403) 237-9400 Fax: (403) 237-9410

For Immediate Release

COMPTON ANNOUNCES TAKE-OVER BID DEADLINE & MAILING OF DIRECTORS' CIRCULAR

CALGARY, July 13, 2012 – Compton Petroleum Corporation (TSX - CMT) ("Compton" or the Corporation") announces that it has mailed to shareholders its Directors' Circular (the "Circular") related to the take-over bid offer (the "Bid") by MFC Industrial Ltd. ("MFC") announced on July 9, 2012. In addition, MFC has mailed its offer and take-over bid circular (the "Bid Documents") to Compton shareholders. Pursuant to the Bid, MFC is offering to acquire all of the outstanding shares ("Common Shares") for cash consideration of $1.25 per Common Share.

Compton's board of directors (the "Board") unanimously recommends to shareholders that they accept the Bid and tender their Common Shares thereunder as it's their determination that the Bid is in the best interests of Compton and its shareholders. The Board took into account numerous factors in reaching the recommendation that Shareholders accept the Bid and tender their Common Shares, including:

- The Bid is the result of an active, extensive and public process to assess Compton's strategic alternatives and represents the most attractive and best alternative available to shareholders;

- The Bid provides immediate value and liquidity to shareholders;

- A number of Compton's largest shareholders, who collectively hold approximately 54% of the issued and outstanding Common Shares, have entered into lock-up agreements with MFC under which those shareholders have agreed to tender their Common Shares to the Bid;

- Compton faces significant financial constraints, including an outstanding borrowing base shortfall under its credit facility, which substantially challenges Compton's continuing status as a going concern. Compton may be forced to seek creditor protection in the event the Bid is not completed;

- The Board of Directors has preserved the ability to respond to unsolicited Superior Proposals; and

- The MFC Bid contains a 66.67% Minimum Deposit Condition that cannot be lowered to less than 50% of the outstanding Common Shares plus one (including any Common

Shares acquired by MFC or its affiliates as permitted under applicable law or issued or issuable to MFC or its affiliates pursuant to the Special Warrants).

The Bid will be open for acceptance until 5:00 p.m., Vancouver Time, on August 16, 2012, unless extended or withdrawn by MFC.

The Bid is subject to customary conditions, including, among others, there being deposited (and not withdrawn) under the Bid that number of Common Shares which, together with the Common Shares and special warrants, if any, held by MFC, represent at least 66.67% of the outstanding Common Shares on a fully-diluted basis, receipt of requisite regulatory and contractual consents, and the absence of a material adverse change with respect to Compton. Full details of the Bid are included in the Circular, Bid Documents and related documents, which are available on SEDAR at www.sedar.com or the Corporation's website at www.comptonpetroleum.com. Compton shareholders are encouraged to read such documents carefully and in their entirety as it will contain additional important information concerning the Bid.

Computershare Investor Services Inc. is the depositary for the Bid. Compton shareholders can obtain copies of the Bid Documents and related materials at no charge from the depositary toll-free at 1-800-564-6253 or by email at corporateactions@computershare.com.

About Compton Petroleum Corporation

Compton Petroleum Corporation is a public corporation actively engaged in the exploration, development and production of natural gas, natural gas liquids, and crude oil in western Canada. The majority of our operations are located in the Deep Basin fairway of the Western Canada Sedimentary Basin, providing multi-zone potential for future development and exploration opportunity.

As natural gas comprises approximately 84% of Compton's production, the Corporation's 2012 program is impacted by the current natural gas price outlook. When natural gas markets recover in the future, Compton can focus on our highest-return, liquids-rich natural gas area at Niton and balancing our portfolio through investment in emerging crude oil opportunities. Compton is well positioned in emerging oil plays that target the Bakken/Big Valley, Ellerslie and Glauconite Formations in the Southern Plains area as well as future exploratory potential through the joint venture on its Montana Bakken/Big Valley lands.

Through further improving operating efficiencies, maximizing returns on capital invested and focusing on higher return assets, Compton will create value by providing appropriate investment returns for shareholders. Compton's Common Shares are listed on the Toronto Stock Exchange under the symbol CMT.

For further information, contact:

Susan J. Soprovich	C.W. Leigh Cassidy
Director, Investor Relations	Vice President, Finance & CFO
Ph: (403) 668-6732	Ph: (403) 205-5812

Fax: (403) 237-9410
Email: investorinfo@comptonpetroleum.com
Website: www.comptonpetroleum.com

Advisories

Forward-Looking Statements

Certain information regarding the Corporation contained herein constitutes forward-looking information and statements and financial outlooks (collectively, "forward-looking statements") under the meaning of applicable securities laws, including Canadian Securities Administrators' National Instrument 51-102 Continuous Disclosure Obligations and the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements include estimates, plans, expectations, opinions, forecasts, projections, guidance, or other statements that are not statements of fact, including statements regarding (i) cash flow and capital and operating expenditures, (ii) exploration, drilling, completion, and production matters, (iii) results of operations, (iv) financial position, and (v) other risks and uncertainties described from time to time in the reports and filings made by Compton with securities regulatory authorities. Although Compton believes that the assumptions underlying, and expectations reflected in, such forward-looking statements are reasonable, it can give no assurance that such assumptions and expectations will prove to have been correct. There are many factors that could cause forward-looking statements not to be correct, including risks and uncertainties inherent in the Corporation's business. These risks include, but are not limited to: crude oil and natural gas price volatility, exchange rate fluctuations, availability of services and supplies, operating hazards, access difficulties and mechanical failures, weather related issues, uncertainties in the estimates of reserves and in projection of future rates of production and timing of development expenditures, general economic conditions, and the actions or inactions of third-party operators, and other risks and uncertainties described from time to time in the reports and filings made with securities regulatory authorities by Compton. Statements relating to "reserves" and "resources" are deemed to be forward-looking statements, as they involve the implied assessment, based on estimates and assumptions, that the reserves and resources described exist in the quantities predicted or estimated, and can be profitably produced in the future.

The forward-looking statements contained herein are made as of the date of this news release solely for the purpose of generally disclosing Compton's views of the take-over bid offer and prospective activities. Compton may, as considered necessary in the circumstances, update or revise the forward-looking statements, whether as a result of new information, future events, or otherwise, but Compton does not undertake to update this information at any particular time, except as required by law. Compton cautions readers that the forward-looking statements may not be appropriate for purposes other than their intended purposes and that undue reliance should not be placed on any forward-looking statement. The Corporation's forward-looking statements are expressly qualified in their entirety by this cautionary statement.